        Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Citigroup Inc.
of our report dated June 12, 2020 with respect to the statements of net assets available for benefits of the
Citi Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 Annual Report on Form 11-K of the
Plan.

/s/ KPMG LLP
New York, New York
May 13, 2021